May
28, 2020




Walter L. Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603


Re:    First Trust High Yield Opportunities 2027 Term Fund
       File Nos. 333-237878 and 811-23565

Dear Mr. Draney:

        On April 28, 2020, you filed on behalf of First Trust High Yield Opportunities 2027
Term Fund (the "Fund") a registration statement on Form N-2 under the Securities Act of 1933
(the "Securities Act") and the Investment Company Act of 1940 (the "Investment Company
Act"), to register common shares of the Fund. We have reviewed the filing, and have the following comments. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

1. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Cover Page   Investment Strategies

2. This section states that the Fund's investments in debt securities will have "varying maturities." Please provide a more specific description of the Fund's maturity policy in this section, or clarify that the Fund will invest in debt securities of any maturity.
 Walter L. Draney, Esq.
May 28, 2020
Page 2


3. This section also states that the Fund will invest in U.S. and non-U.S. securities. Please also disclose, as disclosed on page 31 of the prospectus, that the Fund's non-U.S. securities will include emerging market securities.

Cover Page   Offering Table

4. Footnote (3) to the offering table states that the Advisor has agreed to pay all organizational expenses of the Fund and all offering costs associated with the offering. Please provide an estimate of the organizational expenses and offering costs in this footnote, and in footnote (2) to the fee table on page 12 of the prospectus.

Inside Cover Page   Distributions

5. This section states that the Fund intends to pay monthly distributions to shareholders out of legally available funds. Please disclose in this section, as disclosed in the "Distributions" section on page 46 of the prospectus, that the Fund's distributions may include a return of capital. Please also disclose here and throughout the prospectus that a return of capital is a return to shareholders of a portion of their original investment in the Fund, and should not be considered as a dividend yield, total return, or net profit. Please also briefly describe the tax implications for shareholders of a return of capital distribution.

Prospectus Summary   Investment Policies and Strategies (Page 6)

6. The first paragraph of this section states that the Fund will invest at least 80% of its
Managed Assets in high yield debt securities. Please include the term "junk bonds" or "junk securities" in this description.

7. The first paragraph of this section also discloses that the Fund's investments will include derivatives. Please confirm to us that, for purposes of the Fund's 80% policy, the Fund's derivative investments will be valued at their market value, rather than their notional value.

8. The third paragraph of this section states that the Fund will treat all Senior Loans in which it invests as below investment grade securities for purposes of the Fund's 80% policy.
Please explain to us the basis for this statement. We may have additional comments after reviewing your response.

9. The fourth paragraph of this section states that high yield debt securities in which the
Fund may invest may include preferred stocks and convertible securities. Since preferred stocks are an equity investment rather than a debt investment, please delete preferred stocks from this description of the Fund's investments in debt securities. Also, since "convertible securities" could include convertible preferred stock, which is an equity security, please clarify that the
Fund's debt securities may include convertible bonds rather than convertible securities.
 Walter L. Draney, Esq.
May 28, 2020
Page 3


10. If the Fund's convertible securities will include contingent convertible bonds, please disclose in this section, and provide appropriate risk disclosure in the discussions of the Fund's risks.

11. The seventh paragraph of this section states that, during the period in which the Fund is approaching its Termination Date, the Fund may deviate from its investment policies and objective, and may invest up to 100% of its Managed Assets in short-term investments. Please confirm that if the Fund determines to deviate from its policy to invest at least 80% of its
Managed Assets in high yield debt securities, it will, in accordance with Rule 35d-1 under the
Investment Company Act, notify shareholders and change the 80% policy and the Fund's name.

12. Please also disclose in this section that, as disclosed in the "Restrictive Loan Covenants
Risk" section on page 27 of the prospectus, the Fund will invest in "covenant-lite" loans, and briefly describe the characteristics of covenant-lite loans.

13. The last paragraph of this section states that, unless otherwise specified, the investment policies and limitations of the Fund are not considered to be fundamental by the Fund and can be changed without a vote of shareholders. Please disclose what notice shareholders will be given regarding changes to the Fund's non-fundamental policies and limitations (e.g., 60 days' notice).

Prospectus Summary   Seven-Year Term (Page 8)

14. This section states that the Fund's seven-year term may be extended up to six months by a vote of the Board, and may be extended for any length of time upon shareholder approval. A fund with a limited term (i.e., "2027 Term") in its name would be expected to terminate at the end of the named period. Accordingly, please delete the provision in the Declaration of Trust and the prospectus that provides that the term may be extended beyond 2027 upon board approval (i.e., six months) and indefinitely upon shareholder approval, or explain to us how the
Fund's name is not potentially misleading in light of this provision.

Prospectus Summary   Use of Leverage (Page 9)

15. This section states that the Fund will seek to limit its overall "effective leverage" to 40% of its Managed Assets. Please clarify the disclosure in this section by explaining what is meant by "effective leverage." Also, please explain to us whether the Fund's use of derivatives will be subject to Section 18 of the Investment Company Act.

16. The last paragraph of this section states that, "because the management fee received by the Advisor is based on Managed Assets (which includes assets attributable to the Fund's borrowings), there is a financial incentive for the Advisor to cause the Fund to use leverage."
Please also disclose that other forms of leverage, such as the Fund's derivative investments, are also included in Managed Assets.
 Walter L. Draney, Esq.
May 28, 2020
Page 4


Prospectus Summary   Special Risk Considerations (Page 11)

17. Please revise this section to provide a brief description of the principal risk factors associated with an investment in the Fund.

Summary of Fund Expenses (Page 12)

18. Please provide us with a completed fee table and example as soon as possible.

19. Please revise footnote (5) to the fee table to clarify that interest on borrowed funds is estimated based upon the assumed borrowing as described.

Use of Proceeds (Page 13)

20. This section states that the Fund expects it will be able to invest substantially all of the net proceeds of the offering in accordance with its investment objective and policies "within __ to __ days after completion of the offering." If the Fund expects this investment period to exceed three months, please disclose the reasons for this expected delay. See Guide 1 to Form
N-2.

Portfolio Composition   Below Investment Grade Securities (Page 17)

21. The third paragraph of this section states that the Fund's investments may include defaulted or distressed securities, including securities of companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations or financial restructurings. Please add this disclosure to the "Investment Policies and Strategies"
section in the prospectus summary.

Use of Leverage   Borrowings (Page 19)

22. Please let us know if the terms of the credit facility are expected to be finalized before the requested date of acceleration. If so, please provide the material terms of the credit facility agreement, and include a copy of the agreement as an exhibit to the registration statement.

23. The first paragraph of this section states that the Fund expects that any credit facility will have "customary covenant" and "negative covenant" provisions. Please explain in this section the meanings of "customary covenant" and "negative covenant" provisions.

Risks (Page 20)

24. Please revise this section to distinguish between and principal and non-principal risks.
See Item 8.3.a of Form N-2. Also, we note that there are duplicate disclosures of many risks in this section (e.g., LIBOR and senior loans). Wherever possible, please consolidate all similar risks together.
 Walter L. Draney, Esq.
May 28, 2020
Page 5


Risks   Government Intervention in Financial Markets Risk (Page 21)

25. The first paragraph of this section states that the "instability in the financial markets in the recent past led the U.S. government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets." Please provide more specific details in this section regarding the government's recent intervention in the financial markets (e.g., emergency lending facilities, buy back of bonds).

Risks   Interest Rate Risk (Page 25)

26. Please discuss in this section that interest rates are at a historic low, and describe the impact of the current interest rate environment on the Fund's investments.

Risks   Shareholder Activism Risk (Page 26)

27. The first paragraph of this section states that, "[w]hile the Fund is currently not subject to any shareholder activism," it may be in the future. Since this is a new fund and therefore would not be expected to be currently subject to any shareholder activism, please delete the above italicized segment of this sentence from this paragraph.

Risks   Duration Risk (Page 35)

28. Please provide a numerical example of the meaning of duration in this section, and ensure that the example is reflective of the approximate expected duration of the Fund's portfolio.

Risks   Portfolio Turnover Risk (Page 37)

29. This section states that the Fund's portfolio turnover may vary greatly from year to year.
Please disclose in the "Investment Policies and Strategies" section on page 6 of the prospectus that the Fund's investment strategy may lead to a high level of portfolio turnover.

Risks   Anti-takeover Provisions (Page 37)

30. Please add the disclosure in this section, as well as the cross-reference, to the prospectus summary section. See Guide 3 to Form N-2.

Investment Management Agreement (Page 39)

31. Please disclose in this section that, for purposes of calculating the Fund's Managed
Assets, the Fund's derivative investments are valued at their market value, not at their notional value.
 Walter L. Draney, Esq.
May 28, 2020
Page 6


STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund (Page 33)

32. We note that much of the information required by this section has been left blank. Please ensure that the Fund's pre-effective amendment provides all of the information required by Item
18 of Form N-2 for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund. See Item
18.17 of Form N-2.

PART C   OTHER INFORMATION

Item 25: Financial Statements and Exhibits

33. Please file the actual agreements listed as exhibits, rather than forms thereof.

34. Pursuant to the FAST Act, please include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. See Rule 411 under the Securities Act and Rule 0-4 under the Investment
Company Act.

Item 30: Indemnification

35. Please include in this section the undertaking required by Rule 484(a)(3) under the
Securities Act.

DECLARATION OF TRUST

36. Please delete "expressly granted" from the federal securities law carve-out in section
11.4(c). We also note that the Fund's Declaration of Trust contains exclusive jurisdiction and waiver of jury trial provisions in sections 11.4(d) and (e). With respect to the waiver of jury trial provision, please revise the Declaration of Trust to carve out federal securities law claims from such waiver. In addition, please add disclosure in the prospectus that: (1) clearly and prominently describes each provision; (2) clearly describes any risks or other impacts on investors of each provision (e.g., increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable); and (3) addresses any uncertainty about enforceability.

GENERAL COMMENTS

37. Please advise us whether you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.
 Walter L. Draney, Esq.
May 28, 2020
Page 7


38. We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

39. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

40. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

41. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
                                       *******

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.




Sincerely,

                                                                         /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel




cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sally Samuel, Branch Chief